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SE 09058129 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42793

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro-American Equities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4327 Forest Ave. SE
(No. and Street)

Mercer Island, WA 98040
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(206) 323-9290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan, Jorgenson & Limoli, P.S.
(Name – *if individual, state last, first, middle name*)

7525 Pioneer Way, Suite 201 (Address) Gig Harbor, (City) WA (State) 98335 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 03 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, Thomas D. Chenoweth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro-American Equities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HOMAN KAVOOSI COMM. EXP. NOTARY PUBLIC SEPTEMBER 12, 2010 STATE OF WASHINGTON

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

R J L

CERTIFIED PUBLIC ACCOUNTANTS

RYAN JORGENSON & LIMOLI, P.S.

ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA/ABV

INDEPENDENT AUDITORS' REPORT

February 15, 2009

To the Board of Directors
Euro-American Equities, Inc.
Mercer Island, Washington

We have audited the accompanying balance sheets of Euro-American Equities, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro-American Equities, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 8 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ryan Jorgenson & Limoli P.S.

Ryan Jorgenson & Limoli, P.S.
Gig Harbor, Washington

MEMBER • PRIVATE COMPANIES PRACTICE SECTION, AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

GIG HARBOR - 7525 PIONEER WAY, SUITE 201 • GIG HARBOR, WA 98335
UNIVERSITY PLACE - 7350 CIRQUE DRIVE W, SUITE 101, UNIVERSITY PLACE, WA 98467
TEL 253-851-3425 • FAX 253-851-2074 • 1-800-441-3425
WEB: www.rjl-cpa.com

EURO- AMERICAN EQUITIES, INC.
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Assets		
Cash and equivalents	$ 6,400	$ 18,870
Securities (at cost plus unrealized (loss)/gain of ($4,513) and $8,988)	16,789	29,825
Equipment (at cost, less accumulated depreciation of $1,197 and $717)	-	241
Income tax benefit	1,109	-
Deferred tax asset	677	-
Commissions receivable	17	78
Total Assets	24,992	49,014
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Income taxes payable	$ -	$ 4,229
Deferred taxes payable	-	683
Total Liabilities	-	4,912
Stockholders' Equity		
Common stock, no par, 1,000 shares issued and outstanding	5,000	5,000
Accumulated other comprehensive (loss) / gain	(3,836)	8,988
Additional paid-in capital	23,559	23,559
Retained earnings	269	6,555
Total Stockholders' Equity	24,992	44,102
Total Liabilities and Stockholders' Equity	$ 24,992	$ 49,014

The accompanying notes are an integral part of these financial statements

EURO- AMERICAN EQUITIES, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDING DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES		
Commissions and fees earned	$ 37,667	$ 41,738
NASD rebate	-	35,000
Dividend income	607	1,494
Other income	733	-
Total Revenues	39,007	78,232
EXPENSES		
Rent	22,000	22,000
Commission expense	13,674	15,968
Professional fees	4,200	3,500
Telecommunications	2,487	3,163
Utilities	1,639	1,532
Travel and auto	1,005	2,146
NASD assessments	325	325
Depreciation and amortization	241	239
Printing	192	195
Dues and subscriptions	186	147
Licenses and permits	149	244
Postage	99	241
Continuing education	75	25
Office expense	70	240
Bank service charges	60	60
Total Expenses	46,402	50,025
INCOME BEFORE FEDERAL INCOME TAXES	(7,395)	28,207
Provision for income tax (benefit) / expense	1,109	(4,912)
NET INCOME	(6,286)	23,295
Other comprehensive income, unrealized gain on available-for-sale securities, net of deferred tax asset/liability	(12,824)	3,868
Net effect on other comprehensive income from unrealized gains	(12,824)	3,868
COMPREHENSIVE INCOME	$ (19,110)	$ 27,163

The accompanying notes are an integral part of these financial statements

EURO- AMERICAN EQUITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Capital Stock		
Balance, beginning of year	$ 5,000	$ 5,000
Additional shares issued or retired	-	-
Balance, end of year	$ 5,000	$ 5,000
Additional Paid In Capital		
Balance, beginning of year	$ 23,559	$ 23,559
Additions during year	-	-
Balance, end of year	$ 23,559	$ 23,559
Retained Earnings		
Balance, beginning of year	$ 6,555	$ (16,740)
Dividends paid	-	-
Net income (loss)	(6,286)	23,295
Balance, end of year	$ 269	$ 6,555
Accumulated Other Comprehensive Income		
Balance, beginning of year	$ 8,988	$ 4,437
Comprehensive income (net of deferred tax asset)	(12,824)	4,551
Balance, end of year	$ (3,836)	$ 8,988

EURO- AMERICAN EQUITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (6,286)	$ 23,295
Adjustments to reconcile net income (loss) to net cash provided by (used by) operating activities:		
Depreciation and amortization	241	239
(Increase) decrease in accounts receivable	61	397
(Increase) decrease in income tax benefit	(1,109)	
Increase (decrease) in federal tax payable	(4,229)	4,229
Increase (decrease) in deferred tax liability	(683)	683
Net cash provided by operating activities	(12,005)	28,843
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of marketable securities	(465)	(16,037)
Net increase (decrease) in cash and cash equivalents	(12,470)	12,806
Cash and cash equivalents at beginning of year	18,870	6,064
Cash and cash equivalents at end of year	$ 6,400	$ 18,870
SUPPLEMENTAL DISCLOSURES:		
Income taxes paid	$ -	$ 4,229
Non-cash investing activities:		
Income on securities included in comprehensive income	$ (13,501)	$ 4,551

The accompanying notes are an integral part of these financial statements

EURO-AMERICAN EQUITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Euro-American Equities, Inc. was formed on June 20, 1990 and is engaged in the general securities business as a broker/dealer with the Securities and Exchange Commission. It is a member of the National Association of Security Dealers. The Company's clients are a diverse group of individuals with no concentration in any sector or region.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

FEDERAL INCOME TAX

The Company is subject to tax under the Internal Revenue Code and is taxed as a Corporation. The Company accounts for income taxes using the asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable and deductible amounts in the future based on enacted laws and rates applicable to the period in which the differences are expected to affect taxable income. The differences relate primarily to unrealized gains or losses of investment securities. Income tax expense is tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

CASH AND CASH EQUIVALENTS

For the purposes of the comparative statements of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

COMMISSIONS RECEIVABLE

No provision for losses on receivable commissions is provided as all commissions are deemed to be collectible.

MARKETABLE EQUITY SECURITIES

Available-for-sale securities consist of marketable equity securities not classified as trading securities. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses are reported as a separate component of stockholders' equity and as comprehensive income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses are included in income and are determined on the basis of the actual costs of the securities sold.

PROPERTY AND EQUIPMENT

All newly acquired property and equipment is recorded at cost. Depreciation is provided using the accelerated method over the estimated useful lives of the assets. The estimated useful lives are 5 years for equipment.

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ADVERTISING

The Company expenses the production costs of advertising the first time the advertising takes place, except for the direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

All of the Company's revenue is generated from financial products sold by the shareholders of the Company. Commissions paid or accrued to these shareholders during 2008 and 2007 were $13,674 and $15,968, respectively.

In January 2004, the Company entered into a month-to-month lease agreement for office space located at 4327 Forest Avenue, Mercer Island, WA from one of the shareholders. The monthly lease payment is $1,833.

NOTE 3 – INCOME TAXES

The provision for income taxes consists of the following components:

	2008	2007
Current	$ 0	$ (4,229)
Tax benefit of net operating loss carry forward	1,109	
Deferred tax liability		(683)
Provision for income tax benefit/expense	$ 1,109	$ (4,912)

At December 31, 2008, the Company had federal net operating loss carryforwards of $7,395. If not used, the carryforwards will expire in 2028.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of $5,000 minimum net capital. At December 31, 2008, and 2007 the Company had a net capital of $15,580 and $38,311, respectively, which was $10,580 and $33,311 in excess of its required net capital of $5,000.

NOTE 5 – INVESTMENTS

The Company owns investments securities classified as available-for-sale. The unrealized gains are reported as accumulated other comprehensive income in stockholders' equity and the statement of comprehensive income.

NOTE 5 – INVESTMENTS (continued)

The following is a summary of available-for-sale securities at December 31:

	2008	2007
Common stock, at cost	$ 4,800	$ 4,800
Mutual funds, at cost	16,502	16,037
Total investments, at cost	21,302	20,837
Cumulative unrealized gains	(4,513)	8,988
Carrying value	$ 16,789	$ 29,825

The tax effects of the temporary differences and carryforwards in available for sale securities that give rise to deferred tax assets and liabilities consisted of a $677 deferred tax asset in 2008 and a $683 deferred tax liability in 2007.

EURO- AMERICAN EQUITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2008 AND 2007

	2008	2007
Total stockholders' equity per balance sheet	$ 24,992	$ 44,102
Deduct ownership equity not allowed for net capital	-	-
Total ownership equity qualifed for net capital	$ 24,992	$ 44,102
Deductions and/or charges:		
Office equipment, net	-	(241)
Other deductions	(1,800)	(89)
Haircuts on other securities	(2,612)	(5,461)
Net capital	$ 20,580	$ 38,311

EURO- AMERICAN EQUITIES, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN AUDITED NET CAPITAL
AND UNAUDITED NET CAPITAL (FOCUS REPORT)
DECEMBER 31, 2008 AND 2007

	2008	2007
Unaudited net capital under 15c3-1 (FOCUS Report)	$ 20,580	$ 38,311
Audit Adjustments	-	-
Audited net capital under rule 15c3-1	$ 20,580	$ 38,311
Audited net capital under rule 15c3-1	$ 20,580	$ 38,311
Minimum net capital required	5,000	5,000
Excess net capital	$ 15,580	$ 33,311

Note:
No material differences between audited net capital and broker dealer's corresponding focus report

RJL CERTIFIED PUBLIC ACCOUNTANTS RYAN JORGENSON & LIMOLI, P.S.

ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA/ABV

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

February 15, 2009

Board of Directors
Euro-American Equities, Inc.
Mercer Island, WA

In planning and performing our audit of the financial statements of Euro-American Equities., Inc. (the Company), as of and for the years ended December 31, 2008 and 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal ReserveRegulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBER • PRIVATE COMPANIES PRACTICE SECTION, AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

GIG HARBOR - 7525 PIONEER WAY, SUITE 201 • GIG HARBOR, WA 98335
UNIVERSITY PLACE - 7350 CIRQUE DRIVE W, SUITE 101, UNIVERSITY PLACE, WA 98467
TEL 253-851-3425 • FAX 253-851-2074 • 1-800-441-3425
WEB: www.rjl-cpa.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control..

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above., except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under theSecurities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan Jorgenson & Limoli PS

Ryan Jorgenson & Limoli, P.S.
Gig Harbor, Washington